EXHIBIT 99.1

B Communication Ltd. announces that it completed a private
Placement of NIS 100 million par value of its Series B Debentures to Israeli
Institutional investors

Ramat-Gan, Israel, January 5, 2012 - B Communications Ltd. (NASDAQ and TASE: BCOM), today announced that it completed a private placement of NIS 100 million (US $26 million) par value  of  its  Series  B  Debentures  to  a  number  of  Israeli  institutional  investors.  The  private placement was carried out as an increase to the outstanding Series B Debentures of the Company, which were first issued in September 2010.

The private placement was offered to Israeli institutional investors pursuant to Regulation S under the U.S. Securities Act of 1933. The newly issued Series B Debentures will not be registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available.

The principal amount of the offering is presented herein in U.S. dollars for convenience only, based on current exchange rates between the New Israeli Shekel and the U.S. dollar.

The legal terms of the newly issued Series B Debentures will be identical to the terms of Series B Debentures issued in September 2010. The newly issued Series B Debentures will be listed on the Tel Aviv Stock Exchange, subject to exchange approval and initial re-sales will be restricted by applicable securities laws.

The Israeli Tax Authority approved the formula for calculating the adjusted discount rate for all Series B Debentures, for taxation purposes (the "Approval"). According to the principles set out in the Approval, as a result of the private placement, the adjusted discount rate for all Series B Debentures is 0.81%. The adjusted discount rate is calculated solely for the purpose of withholding tax in connection with the discount amount upon repayment of the Series B Debentures and it does not reflect the final tax liabilities of Series B bondholders.

Doron Turgeman, CEO of B Communications commented: "Our main goal in this private offering was to improve our available financial resources. We are very pleased with the results and thank the investors for their vote of confidence."

This transaction was led and managed by Discount Underwriting and Issuing Ltd.

This 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward-Looking Statements
This 6-K contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in B Communications filings with the Securities Exchange Commission,  including  B  Communications  Annual  Report  on  Form  20-F.  These  documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.